UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Oatly Group AB

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Resignation of Director

On December 28, 2021, Björn Öste provided notice to Oatly Group AB (the “Company”) of his intention to resign from the Company’s Board of Directors (the “Board”), effective December 31, 2021. Mr. Oste’s resignation is not the result of any disagreement with the Company. Following Mr. Öste’s resignation, the Board will consist of 12 directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: December 29, 2021	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer